CODA OCTOPUS GROUP, INC.
164 West 25th Street
New York, New York 10001

September 7, 2007

VIA FACSIMILE (202-772-9202) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: H. Yuna Peng, Esq.

Re:	Coda Octopus Group, Inc.
Registration Statement on Form SB-2
File No. 333-143144

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Coda Octopus Group, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4.00 p.m., Eastern Time, on Monday, September 10, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CODA OCTOPUS GROUP, INC. By: /s/ Jason Reid Name: Jason Reid Title: President and Chief Executive Officer